Bionomics Limited

21 February 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05006649


PROCESSING
FEB 28 2005
SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely



Per: Jill Mashado
Company Secretary

dlw 3/22


Bionomics
Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Half – year information – 31 December 2004

Lodged with the ASX under Listing Rule 4.2A

Contents

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
21 February 2005

BIONOMICS' 2004/2005 HALF-YEAR FINANCIAL RESULTS

- **Diagnostic licensing deals help boost revenue up 89%**

Bionomics Limited (ASX: BNO, BNOOA, US OTC:BMICY) today announced its financial results for the six months ended 31 December 2004.

The Company incurred an operating loss of $1,957,137 for the period, which was in line with expectations. Revenue from ordinary activities was $1,628,852, an increase of 88.6% over the previous corresponding period, reflecting the impact of the first income from the Athena Diagnostics, Inc., and Genetic Technologies Ltd epilepsy diagnostic licensing deals.

The Company's cash position at 31 December 2004 was $7,442,732 compared with $8,703,415 at 30 June 2004.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen said, "The first half of the year saw Bionomics make a number of advances – income generating licensing deals, agreement to acquire the French CNS (central nervous system) business Neurofit, our first granted CNS patent and the first animal study validation of our gene-silencing technology for breast cancer. We were also awarded additional government grants."

"These developments and others combine to put us in excellent shape to pursue our growth strategy through a combination of internal development, partnering, in-licensing and M&A activity. We will also be exploiting the benefits that we expect the Neurofit acquisition to bring to us, particularly in fast tracking pre-clinical development and in accessing their stable of big Pharma clients," Dr Rathjen said.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MRS JILL MASHADO
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6106

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will", "aim" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Results for Announcement to the Market

				$
Cash position as at 31 December 2004 from June 2004	reduced by	14.5%	to	7,442,732
Net operating and investing cash outflows for the period	increased by	13.2%	to	1,260,719
Revenue from ordinary activities	increased by	88.6%	to	1,628,852
Loss from ordinary activities after tax attributable to members	increased by	6.7%	to	1,957,137
Loss for the period attributable to members	increased by	6.7%	to	1,957,137

Explanation of Cash Position as at 31 December 2004
Closing cash position reflects stable funding position to continue core Research & Development and commercialisation strategies.

Explanation of Net Operating Cash Outflows and Capital Expenditure
Slight increase over the previous corresponding period reflecting increased capital expenditure and the initial costs associated with the purchase of Neurofit (refer to the Directors' Report for details on Neurofit).

Explanation of Revenue
Revenue consists predominantly of: federal government grants, commercialisation income, rent and interest income.

Explanation of Net Profit/(loss)
The loss was in line with Directors' and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2004.


Bionomics
Limited

BIONOMICS LIMITED

Half – year report – 31 December 2004

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Your directors present their report on the financial statements of Bionomics Limited ("Bionomics") for the half – year ended 31 December 2004.

DIRECTORS

The following persons were directors of Bionomics during the half – year and up to the date of this report:

Dr Deborah Rathjen, Chief Executive Officer and Managing Director
Dr Christopher Henney, Non-Executive Director
Mr Peter Maddern, Non-Executive Director
Dr George Morstyn, Non-Executive Director

Dr Peter Jonson was appointed a director on 11 November 2004 and continues in office at the date of this report.

Mr Fraser Ainsworth AM was a director from the beginning of the half-year until his resignation on 11 November 2004.

REVIEW OF OPERATIONS

Financial

In the half–year ended 31 December 2004 the Company incurred an operating loss of $1,957,137 in line with expectations. Cash inflows for the half–year were $2,075,081 and cash outflows were $3,335,764, resulting in a decrease of cash assets over the period of $1,260,683. Research and Development expenditure for the period was $2,197,665. Our cash position at 31 December 2004 was $7,442,732 compared with $8,703,415 at 30 June 2004.

Commercial and Corporate

In September and November 2004 Bionomics secured licensees for the marketing of a test for Severe Myoclonic Epilepsy of Infancy (SMEI). This form of epilepsy affects children who first present with febrile seizures and is difficult to accurately diagnose using current methods. As many as 20% of patients affected by SMEI may die as a results of their seizures. In addition, their seizures may be exacerbated by certain of the current anti-epileptic medications.

Bionomics' licensee, US – based neurology diagnostic company Athena Diagnostics, is now providing the SMEI diagnostic to the North American market. Athena, specialists in diagnostic testing for neurological disorders, currently performs diagnostic tests for over 5,000 neurologists in the US. In addition to the North American market Athena has rights to market the test in Japan.

Australian-based company Genetic Technologies Limited (GTG) have been licensed world-wide testing and marketing rights, with exclusivity for Australia and New Zealand for the SMEI tests. The SMEI test will be performed by GTG and will also be made available to the GENDIA network of international genetic testing laboratories, which will bring these tests to more than 70 countries around the world, including key markets in USA and Europe.

Licensing of the SMEI diagnostic test to Athena Diagnostics and GTG provides validation of Bionomics' epilepsy genetic research and will provide the opportunity to improve the treatment of this serious condition.

Under the terms of the license agreements Bionomics received upfront payments and will receive royalties based on sales by Athena Diagnostics and GTG.

In addition to securing these licensing deals, Bionomics expanded its international connections through the agreement to acquire a European CNS business, Neurofit, and the formation of a wholly owned US subsidiary. Located in France, Neurofit's core business is the preclinical testing of developmental therapeutics for CNS disorders. Its client base includes international pharmaceutical and biotechnology leaders Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceutical and Biogen. Through Neurofit Bionomics will have the capability to undertake comprehensive preclinical testing of compounds from its drug discovery programs.

As part of a strategic review conducted by the Board, Bionomics has developed a strategy which it believes will rapidly accelerate the development of the Company and the accretion of shareholder value. This strategy involves an aggressive approach to in-licensing and further acquisitions to build a robust pipeline focussed on our core therapeutic areas of CNS disorders and cancer.

Research & Development

The second half of calendar year 2004 was a period of further achievement by the Company with significant milestones reached in Research and Development within the Company's programs.

CNS Research and Drug Discovery

Bionomics leverages its gene discoveries for the discovery and development of new and more effective treatments for epilepsy, anxiety and other CNS disorders. With infrastructure and people now in place at the Company's research facility in Thebarton, good progress is being made in this key area. Bionomics' internal resources are now supported by strong external collaborations including those with the Walter and Eliza Hall Institute where the Company now funds a number of medicinal chemists dedicated to its programs, the Centre for Drug Candidate Optimization at the Victorian College of Pharmacy and the Howard Florey Institute. On 7 July 2004, the Company announced an additional US collaboration with researchers at the University of Wisconsin Medical School relating to the study of Bionomics' proprietary animal model of epilepsy.

Bionomics' patent portfolio is continuing to make important progress towards ensuring the Company's proprietary position is on a solid foundation. On 23 December 2004, Bionomics announced the grant of a patent in New Zealand. The granted patent covers the application of Bionomics' nicotinic acetylcholine receptor gene discoveries to drug and diagnostic product development. It also covers animal models under development by Bionomics. The grant of the patent is strategically important in confirming Bionomics' approach to filing broad-ranging patent applications from its ion channel gene discoveries.

Cancer Research and Angiogenesis Program

Bionomics' angiogenesis program has identified 163 new genes associated with angiogenesis (cancer blood vessel growth). The genes currently under investigation by Bionomics may represent high value drug targets for both antibody and small molecule drugs.

In particular our work on BNO69 continues to make strong progress through the validation process with publication of the research of Bionomics and the Institute of Medical and Veterinary Science in the eminent scientific journal Proceedings of the National Academy of Sciences USA (PNAS). Following on from this publication further work undertaken by Bionomics' scientists demonstrated in an animal model of human breast cancer that BNO69 gene silencing molecules could reduce the size of tumours. Our data, which was also presented by Dr Gabriel Kremmidiotis Bionomics' Director of Cancer Research at several scientific conferences in the US, continues to point to BNO69 as a potentially effective target for treating cancer and other angiogenesis-related conditions. Both BNO69 and the BNO69 gene-silencing molecules are covered by Bionomics' international patent filings which are under examination in major world markets. BNO69 is also the subject of collaboration with the Louisiana State University which provides an additional opportunity to progress BNO69 related therapies towards the clinic. As part of the collaboration agreement Bionomics has been granted commercialization rights over any new cancer treatments that are developed from the collaboration. On 15 December 2004, Bionomics announced an extension to its R&D Start grant in this area which will provide in calendar 2005 approximately $540,000 to take its research on BNO69 further.

In addition to its work on BNO69, the Company has continued to progress its work on the development of targets for antibody treatments which inhibit blood vessel formation. On 4 November 2004, the Company announced that it had been awarded a $247,000 Biotechnology Innovation Fund grant and a BioInnovation SA grant of $20,000 to further its research in this area.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate both novel anti-cancer targets and new drugs to treat cancer and other angiogenesis-related disorders. The value of Bionomics' Angene™ platform for drug discovery and development is now being recognised by other companies involved in this field through contract research studies. Recent clinical successes in cancer with drugs that inhibit angiogenesis have intensified interest in this area. Industry estimates suggest that the diseases that may be treated by angiogenesis based therapies, which in addition to cancer include inflammatory disorders such as rheumatoid arthritis and eye conditions, encompass 20 percent of the US$320 billion global pharmaceutical market.

We look forward to continuing the development of our science and our Company during the forthcoming half-year period and beyond.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 9.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 21st day of February 2005.

Peter Jonson **Chairman**	**Deborah Rathjen** **CEO & Managing Director**

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Web www.pwc.com/au
Telephone 61 8 8218 7000
Facsimile 61 8 8218 7999

Auditor's Independence Declaration

As lead auditor for the review of Bionomics Limited for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited during the period.



DR Clark
Partner
PricewaterhouseCoopers

Adelaide
21 February 2005

BIONOMICS LIMITED
Statement of financial performance
For the half – year ended 31 December 2004

	Note	2004 $	2003 $
Total revenue from ordinary activities		1,628,852	863,745
Borrowing costs		164,921	148,918
Depreciation and amortisation expenses		249,824	262,912
Employee and director benefits expenses		481,649	407,606
Legal expenses		135,094	104,684
Research and development expenses		2,197,665	1,436,734
Shareholder and investor communications expenses		78,025	43,632
Travel expenses		55,515	64,758
Other expenses from ordinary activities		223,296	229,338
Loss from ordinary activities before income tax expense		(1,957,137)	(1,834,837)
Income tax expense		0	0
Loss from ordinary activities after income tax expense		(1,957,137)	(1,834,837)
Total changes in equity other than those resulting from transactions with owners as owners		(1,957,137)	(1,834,837)
		Cents	Cents
Basic earnings per share	5	(3.1)	(4.2)

BIONOMICS LIMITED
Statement of financial position
As at 31 December 2004

	31 December 2004 $	30 June 2004 $
CURRENT ASSETS		
Cash assets	7,442,732	8,703,415
Receivables	112,904	135,363
Other	103,459	131,927
TOTAL CURRENT ASSETS	7,659,095	8,970,705
NON-CURRENT ASSETS		
Property, plant and equipment	5,852,773	5,976,729
Intangible assets	0	14,178
TOTAL NON-CURRENT ASSETS	5,852,773	5,990,907
TOTAL ASSETS	13,511,868	14,961,612
CURRENT LIABILITIES		
Payables	796,050	655,272
Interest bearing liabilities	508,400	508,400
Provisions	147,152	146,933
Other	308,589	94,516
TOTAL CURRENT LIABILITIES	1,760,191	1,405,121
NON-CURRENT LIABILITIES		
Interest bearing liabilities	4,575,600	4,575,600
Payables	50,000	50,000
TOTAL NON-CURRENT LIABILITIES	4,625,600	4,625,600
TOTAL LIABILITIES	6,385,791	6,030,721
NET ASSETS	7,126,077	8,930,891
SHAREHOLDERS' EQUITY		
Contributed equity	26,307,631	26,155,308
Accumulated losses	(19,181,554)	(17,224,417)
TOTAL SHAREHOLDERS' EQUITY	7,126,077	8,930,891

BIONOMICS LIMITED
Statement of cash flows
For the half – year ended 31 December 2004

	2004 $ Inflows (Outflows)	2003 $ Inflows (Outflows)
Cash flows from operating activities		
Grants received	857,922	781,777
Rent received	67,054	68,610
Receipts from licensees	716,657	0
Goods and Services Tax collected from customers	157,685	96,520
Payments to suppliers and employees	(2,859,364)	(2,019,135)
Goods and Services Tax paid to suppliers	(153,269)	(77,869)
Goods and Services Tax received/(paid) to ATO	58,712	(1,119)
	(1,154,603)	(1,151,216)
Interest received	217,015	129,156
Borrowing costs	(168,611)	(148,918)
Net cash (outflow) from operating activities	(1,106,199)	(1,170,978)
Cash flows from investing activities		
Initial acquisition costs[1]	(60,925)	0
Proceeds from sale of plant and equipment	0	87,000
Payments for purchases of property, plant and equipment	(93,595)	(29,709)
Net cash inflow/(outflow) from investing activities	(154,520)	57,291
Cash flows from financing activities		
Proceeds from share issue	36	0
Net cash inflow from financing activities	36	0
Net (decrease) in cash held	(1,260,683)	(1,113,687)
Cash at the beginning of the reporting period	8,703,415	6,070,486
Cash at the end of the reporting period	7,442,732	4,956,799

[1] **Planned acquisition of French Neurofit Contract Research Organisation (CRO)**
On 17 December 2004, Bionomics Limited announced that it had agreed to purchase the French Neurofit CRO business. The Company will acquire Neurofit for Euro 1.250 million comprised of Euro 1 million in cash and Euro 250,000 in Bionomics' shares. The transaction is expected to be finalised in the March 2005 quarter. Costs recorded to 31 December 2004 above represent initial costs related to the acquisition.

NOTE 1: Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

NOTE 2: Segment information

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for epilepsy, breast cancer and angiogenesis.

NOTE 3: Equity securities issued

	2004 $	2003 $
Movements in ordinary share capital		
Balance at the beginning of the reporting period	26,155,308	20,364,925
Shares issued:		
137,256 shares issued to directors in lieu of fees	0	46,667
454,582 shares issued relating to the Equity Line Finance facility	100,000	0
72 shares issued on exercise of listed options	36	0
237,671 shares issued to directors in lieu of fees	52,287	0
Balance at the end of the reporting period	26,307,631	20,411,592

NOTE 4: Events occurring after reporting date

Planned acquisition of French Neurofit Contract Research Organisation (CRO)
On 17 December 2004, Bionomics Limited announced that it had agreed to purchase the French Neurofit CRO business. The Company will acquire Neurofit for Euro 1.250 million comprised of Euro 1 million in cash and Euro 250,000 in Bionomics' shares. The transaction is expected to be finalised in the March 2005 quarter.

NOTE 5: Earnings per share

	2004 Cents	2003 Cents
Basic earnings per share	(3.1)	(4.2)
Alternative earnings per share	(2.1)	(3.2)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all potential ordinary shares on issue at 31 December 2004 be converted.

The calculation of an alternative earnings per share does not have a dilutive effect on basic earnings per share.

The basic and alternative earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

	2004 Number	2003 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	63,740,452	43,604,404
Weighted average number or ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	79,755,604	52,441,272

NOTE 6: International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the Company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

An initial review of the implications of adopting IFRS has been conducted by management and discussed with the Audit and Compliance Committee.

The Chief Financial Officer and Company Secretary is managing the transition to Australian equivalents to IFRS, including relevant training and system and internal control changes necessary to gather all the required financial information. Regular updates are provided to the Audit and Compliance Committee.

NOTE 6: International Financial Reporting Standards (IFRS) – continued

The major change identified to date that will be required to the Company's existing accounting policies relates to equity-based compensation benefits. Under the Australian equivalent to IFRS 2 *Share-based Payments*, equity-based compensation to employees and directors will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation other than where non-executive directors receive shares in lieu of cash.

Bionomics also recognises that with the planned acquisition of Neurofit, IFRS 3 *Business Combinations* will impact the Company. Under the Australian equivalent to IFRS 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by an annual impairment testing focusing on the cash flows of the related cash generating unit.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the Company's financial position and reported results.

In the directors' opinion:

(a) the financial statements and notes set out on pages 10 to 15 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the Company's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Bionomics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Peter Jonson
Chairman

Deborah Rathjen
CEO & Managing Director

Dated at Adelaide this 21st day of February 2005.

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
Web www.pwc.com/au
Telephone 61 8 8218 7000
Facsimile 61 8 8218 7999

Independent Review Report to the Members of Bionomics Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Bionomics Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 31 December 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company), for the half-year ended 31 December 2004. The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Independent Review Report to the Members of

Bionomics Limited (continued)

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



DR Clark
Partner

Adelaide
21 February 2005

NTA Backing

	2004	2003
Net tangible asset backing per ordinary share	11.1 cents	11.2 cents